Exhibit 12.1

HELMERICH & PAYNE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio)

	Years Ended September 30,
	2017	2016	2015	2014	2013
Fixed Charges
Interest Expense	$ 19,747	$ 22,913	$ 15,023	$ 4,657	$ 6,126
Interest Capitalized During the Period	288	2,759	6,951	7,677	8,788
Net Amortization of Debt Discount and Premium and Issuance Expense	0	0	59	400	409
Interest Portion of Rental Expense	970	959	877	826	692
Total Fixed Charges Denominator	$ 21,005	$ 26,631	$ 22,910	$ 13,560	$ 16,015

Earnings
Pretax Income from Continuing Operations	$ (184,598)	$ (72,667)	$ 661,879	$ 1,094,658	$ 1,114,226
Fixed Charges Calculated Above	21,005	26,631	22,910	13,560	16,015
Less Interest Capitalized During the Period	(288)	(2,759)	(6,951)	(7,677)	(8,788)
Current Period Amortization of Interest Capitalized in Prior Periods	4,541	4,447	4,357	3,963	3,621
Earnings Numerator	$ (159,340)	$ (44,348)	$ 682,195	$ 1,104,504	$ 1,125,074

Ratio of Earnings to Fixed Charges	-7.6x	-1.7x	29.8x	81.5x	70.3x